Exhibit 21

SUBSIDIARIES OF DARA BIOSCIENCES, INC.

Name of Subsidiary	Jurisdiction of Organization/ State of Incorporation

DARA Pharmaceuticals, Inc.	Delaware

DARA Therapeutics, Inc.	North Carolina

Signum Pharmaceuticals, Inc.*	North Carolina

Point Therapeutics Massachusetts, Inc.	Massachusetts

*	Dissolved December 8, 2009